SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C.  20549


                                         FORM 11-K


 X    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
      For the year ended: December 31, 1995

___   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934
      For the transition period from ___________ to ___________.

      Commission file number: 1-9813




                       GENENTECH, INC. TAX REDUCTION INVESTMENT PLAN
                                 (Full title of the Plan)


                                      GENENTECH, INC.
                (Name of issuer of the securities held pursuant to the Plan)


                              460 Point San Bruno Boulevard
                          South San Francisco, California  94080
                          (address of principal executive office)


                        Genentech, Inc. Tax Reduction Investment Plan
                               Index to Financial Statements

                       Item                                              Page No.
     __________________________________________________________          _________
      Statement Of Net Assets Available For Benefits With Fund
        Information at December 31, 1995 and 1994                           3-4

      Statement Of Changes in Net Assets Available
         For Benefits With Fund Information for Years Ended
         December 31, 1995 and 1994                                         5-8

      Notes to Financial Statements                                        9-14

      Report of Ernst & Young LLP, Independent Auditors                      15

      Signatures                                                             16


                      Genentech, Inc. Tax Reduction Investment Plan
            Statement Of Net Assets Available For Benefits With Fund Information
                                     December 31, 1995
                                                      FIDELITY
                                        FIDELITY       GROWTH        FIDELITY       FIDELITY
                       GENENTECH        MAGELLAN       COMPANY       GROWTH &     INTERMEDIATE
                       STOCK FUND         FUND          FUND        INCOME FUND     BOND FUND
                       ___________    ___________    ___________    ___________    ___________
ASSETS:
Investments, at
  fair value           $ 9,153,498    $30,153,976    $11,291,205    $18,106,286    $ 2,428,446

Contribution
  receivable from
   Genentech, Inc.         459,360      1,493,479        719,731        994,786        159,680
                       ___________    ___________    ___________    ___________    ___________
Net assets
  available for
   benefits            $ 9,612,858    $31,647,455    $12,010,936    $19,101,072    $ 2,588,126
                       ===========    ===========    ===========    ===========    ===========

                                                      FIDELITY      FIDELITY       FIDELITY
                        FIDELITY       FIDELITY        ASSET         ASSET           ASSET
                        OVERSEAS       BALANCED       MANAGER       MANAGER:        MANAGER:
                          FUND           FUND           FUND       GROWTH FUND    INCOME FUND
                       ___________    ___________    __________    ___________    ___________
ASSETS:

Investments, at
  fair value           $ 3,238,236    $13,340,101    $  719,994    $   576,120    $   193,856

Contribution
  receivable from
   Genentech, Inc.         272,473        646,863        63,926         66,657         20,398
                       ___________    ___________    __________    ___________    ___________
Net assets
  available for
   benefits            $ 3,510,709    $13,986,964    $  783,920    $   642,777    $   214,254
                       ===========    ===========    ==========    ===========    ===========


                        FIDELITY
                        RETIREMENT     FIDELITY
                          MONEY       U.S. EQUITY    PARTICIPANT
                       MARKET FUND    INDEX FUND        LOANS           TOTAL
                       ___________    ___________    ___________    ____________
ASSETS:

Investments, at
  fair value           $ 9,077,890    $ 2,653,009    $ 2,439,890    $103,372,507

Contribution
  receivable from
   Genentech, Inc.         526,864        166,368             -        5,590,585
                       ___________    ___________    ___________    ____________
Net assets
  available for
   benefits            $ 9,604,754    $ 2,819,377    $ 2,439,890    $108,963,092
                       ===========    ===========    ===========    ============

                                     See accompanying notes.

                      Genentech, Inc. Tax Reduction Investment Plan
            Statement Of Net Assets Available For Benefits With Fund Information
                                     December 31, 1994
                                                      FIDELITY
                                        FIDELITY       GROWTH        FIDELITY       FIDELITY
                       GENENTECH        MAGELLAN       COMPANY       GROWTH &     INTERMEDIATE
                       STOCK FUND         FUND          FUND        INCOME FUND     BOND FUND
                       ___________    ___________    ___________    __________    ____________
ASSETS:
Investments, at
  fair value           $ 9,090,200    $18,511,180    $ 4,725,960    $ 9,837,949    $ 1,567,685

Contribution
  receivable from
   Genentech, Inc.         560,300      1,211,006        433,460        782,252        130,119
                       ___________    ___________    ___________    ___________    ___________
Net assets
  available for
   benefits            $ 9,650,500    $19,722,186    $ 5,159,420    $10,620,201    $ 1,697,804
                       ===========    ===========    ===========    ===========    ===========


                                                      FIDELITY      FIDELITY       FIDELITY
                        FIDELITY       FIDELITY        ASSET         ASSET           ASSET
                        OVERSEAS       BALANCED       MANAGER       MANAGER:        MANAGER:
                          FUND           FUND           FUND       GROWTH FUND    INCOME FUND
                       ___________    ___________    __________    ___________    ___________
ASSETS:

Investments, at
  fair value           $ 3,079,304    $12,769,920    $  379,027    $   479,134    $   100,471

Contribution
  receivable from
   Genentech, Inc.         302,190        760,508        31,127         47,757         10,507
                       ___________    ___________    __________    ___________    ___________
Net assets
  available for
   benefits            $ 3,381,494    $13,530,428    $  410,154    $   526,891    $   110,978
                       ===========    ===========    ==========    ===========    ===========


                        FIDELITY
                        RETIREMENT     FIDELITY
                          MONEY       U.S. EQUITY    PARTICIPANT
                       MARKET FUND    INDEX FUND        LOANS          TOTAL
                       ___________    ___________    ___________    ___________
ASSETS:

Investments, at
  fair value           $7,476,596     $   766,488    $ 2,108,168    $70,892,082

Contribution
  receivable from
   Genentech, Inc.        695,091          72,703             -       5,037,020
                       ___________    ___________    ___________    ___________
Net assets
  available for
   benefits            $8,171,687     $   839,191    $ 2,108,168    $75,929,102
                       ===========    ===========    ===========    ===========

                                     See accompanying notes.

                      Genentech, Inc. Tax Reduction Investment Plan
       Statement Of Changes In Net Assets Available For Benefits With Fund Information
                               Year Ended December 31, 1995
                                                        FIDELITY
                                          FIDELITY       GROWTH        FIDELITY       FIDELITY
                          GENENTECH       MAGELLAN       COMPANY       GROWTH &     INTERMEDIATE
                          STOCK FUND        FUND          FUND        INCOME FUND     BOND FUND
                          ___________    ___________   ___________    ___________    ___________
Investment income:
  Interest and
   dividends              $        -     $ 1,715,515   $   502,859    $   850,049    $   132,127
  Realized/unrealized
   gain                     1,344,329      5,870,835     1,972,702      3,470,977        118,389
                          ___________    ___________   ___________    ___________    ___________
    Total investment
      income                1,344,329      7,586,350     2,475,561      4,321,026        250,516

Contributions:
  Basic                     1,143,846      2,910,678     1,273,734      1,946,677        310,787
  Rollover                    261,754        333,612       216,167        229,046         34,878
  Match                       459,360      1,493,959       720,374        995,699        159,680
                          ___________    ___________   ___________    ___________    ___________
    Total contributions     1,864,960      4,738,249     2,210,275      3,171,422        505,345

Distributions                (423,696)    (1,801,816)     (541,503)      (619,711)       (56,264)
Administrative fees                -            (483)         (312)          (837)          (388)
Transfers between funds    (2,823,235)     1,402,969     2,707,495      1,608,971        191,113
                          ___________    ___________   ___________    ___________    ___________
Net change
  during the year             (37,642)    11,925,269     6,851,516      8,480,871        890,322
Net assets available
  for benefits:
    Beginning of year       9,650,500     19,722,186     5,159,420     10,620,201      1,697,804
                          ___________    ___________   ___________    ___________    ___________
    End of year           $ 9,612,858    $31,647,455   $12,010,936    $19,101,072    $ 2,588,126
                          ===========    ===========   ===========    ===========    ===========

                                                         FIDELITY      FIDELITY       FIDELITY
                           FIDELITY       FIDELITY        ASSET          ASSET          ASSET
                           OVERSEAS       BALANCED       MANAGER        MANAGER:       MANAGER:
                             FUND           FUND           FUND       GROWTH FUND    INCOME FUND
                          ___________    ___________   ___________    ___________    ___________
Investment income:
  Interest and dividends  $    75,747    $   591,831   $    18,933    $     8,503    $     7,705
  Realized/unrealized
   gain                       227,256      1,308,728        82,033         95,392         15,324
                          ___________    ___________   ___________    ___________    ___________
    Total investment
     income                   303,003      1,900,559       100,966        103,895         23,029

Contributions:
  Basic                       701,074      1,497,445       137,436        172,501         41,767
  Rollover                     46,623         72,763        53,228         51,973         16,076
  Match                       272,473        647,176        63,926         66,657         20,398
                          ___________    ___________   ___________    ___________    ___________
    Total contributions     1,020,170      2,217,384       254,590        291,131         78,241

Distributions                (198,043)      (789,539)      (15,891)        (1,712)        (1,239)
Administrative fees                -          (1,938)           -             (25)            -
Transfers between funds      (995,915)    (2,869,930)       34,101       (277,403)         3,245
                          ___________    ___________   ___________    ___________    ___________
Net change during the year    129,215        456,536       373,766        115,886        103,276

Net assets available
  for benefits:
    Beginning of year       3,381,494     13,530,428       410,154        526,891        110,978
                          ___________    ___________   ___________    ___________    ___________
    End of year           $ 3,510,709    $13,986,964   $   783,920    $   642,777    $   214,254
                          ===========    ===========   ===========    ===========    ===========

                                            Page 5

                       Genentech, Inc. Tax Reduction Investment Plan
        Statement Of Changes In Net Assets Available For Benefits With Fund Information
                                Year Ended December 31, 1995
                           FIDELITY
                          RETIREMENT      FIDELITY
                             MONEY       U.S. EQUITY    PARTICIPANT
                          MARKET FUND    INDEX FUND        LOANS         TOTAL
                          ___________    ___________    ___________   ____________
Investment income:
  Interest and dividends  $   499,820    $    52,206   $    202,900   $  4,658,195
  Realized/unrealized
   gain                            -         442,105             -      14,948,070
                          ___________    ___________    ___________   ____________
    Total investment
     income                   499,820        494,311        202,900     19,606,265

Contributions:
  Basic                     1,167,442        289,759             -      11,593,146
  Rollover                     32,259         78,812             -       1,427,191
  Match                       536,574        166,368             -       5,602,644
                          ___________    ___________    ___________   ____________
    Total contributions     1,736,275        534,939             -      18,622,981

Distributions                (643,106)       (37,321)       (57,769)    (5,187,610)
Administrative fees            (3,450)          (213)            -          (7,646)
Transfers between funds      (156,472)       988,470        186,591             -
                          ___________    ___________    ___________   ____________
Net change during the year  1,433,067      1,980,186        331,722     33,033,990

Net assets available
  for benefits:
    Beginning of year       8,171,687        839,191      2,108,168     75,929,102
                          ___________    ___________    ___________   ____________
    End of year           $ 9,604,754    $ 2,819,377    $ 2,439,890   $108,963,092
                          ===========    ===========    ===========   ============



                                     See accompanying notes.




















                                            Page 6





                         Genentech, Inc. Tax Reduction Investment Plan
        Statement Of Changes In Net Assets Available For Benefits With Fund Information
                                 Year Ended December 31, 1994
                                                        FIDELITY
                                          FIDELITY       GROWTH        FIDELITY       FIDELITY
                          GENENTECH       MAGELLAN       COMPANY       GROWTH &     INTERMEDIATE
                          STOCK FUND        FUND          FUND        INCOME FUND     BOND FUND
                          ___________    ___________   ___________    ___________    ___________
Investment income:
  Interest and
   dividends              $       -      $   714,604    $  184,569     $  685,781     $  114,297
  Realized/unrealized
   loss                     (866,955)     (1,093,888)     (291,449)      (510,850)      (149,764)
                          ___________    ___________   ___________    ___________    ___________
    Total investment
      income (loss)         (866,955)       (379,284)     (106,880)       174,931        (35,467)

Contributions:
  Basic                    1,071,061       2,667,629       970,509      1,573,614        290,105
  Rollover                   210,014         329,653       152,702        133,718         61,131
  Match                      560,300       1,211,006       433,460        782,252        130,119
                          ___________    ___________   ___________    ___________    ___________
    Total contributions    1,841,375       4,208,288     1,556,671      2,489,584        481,355

Distributions               (296,105)     (1,122,164)     (214,079)      (462,304)       (63,090)
Administrative fees               -             (263)         (138)          (488)          (213)
Transfers between funds      575,378        (123,045)       20,576         81,786       (320,668)
                          ___________    ___________   ___________    ___________    ___________
Net change
  during the year          1,253,693       2,583,532     1,256,150      2,283,509         61,917
Net assets available
  for benefits:
    Beginning of year      8,396,807      17,138,654     3,903,270      8,336,692      1,635,887
                          ___________    ___________   ___________    ___________    ___________
    End of year           $9,650,500     $19,722,186    $5,159,420    $10,620,201     $1,697,804
                          ===========    ===========   ===========    ===========    ===========

                                                         FIDELITY      FIDELITY       FIDELITY
                           FIDELITY       FIDELITY        ASSET         ASSET           ASSET
                           OVERSEAS       BALANCED       MANAGER       MANAGER:        MANAGER:
                            FUND            FUND          FUND       GROWTH FUND    INCOME FUND
                          ___________   ____________   ___________    ___________   ___________

Investment income:
  Interest and dividends  $   51,194     $  415,428    $    6,639     $   11,389     $   2,387
  Realized/unrealized
   loss                      (89,011)    (1,161,346)      (17,164)       (27,207)       (3,234)
                          ___________   ____________   ___________    ___________    __________
    Total investment
     income (loss)           (37,817)      (745,918)      (10,525)       (15,818)         (847)

Contributions:
  Basic                      558,867      1,710,194        35,174         46,145         7,013
  Rollover                   115,244        129,549        17,876         26,360        15,792
  Match                      302,190        760,508        31,127         47,757        10,507
                          ___________   ____________   ___________    ___________    __________
    Total contributions      976,301      2,600,251        84,177        120,262        33,312

Distributions                (95,208)      (426,289)          (11)          (222)           -
Administrative fees               -          (1,075)            -              -            -
Transfers between funds    1,089,094     (1,695,378)      336,513        422,669        78,513
                          ___________   ____________   ___________    ___________    __________
Net change during the year 1,932,370       (268,409)      410,154        526,891       110,978
Net assets available
  for benefits:
    Beginning of year      1,449,124     13,798,837            -              -             -
                          ___________   ____________   ___________    ___________    __________
    End of year           $3,381,494    $13,530,428    $  410,154     $  526,891     $ 110,978
                          ===========   ============   ===========    ===========    ==========

                                           Page 7

                       Genentech, Inc. Tax Reduction Investment Plan
       Statement Of Changes In Net Assets Available For Benefits With Fund Information
                                 Year Ended December 31, 1994
                           FIDELITY
                          RETIREMENT      FIDELITY
                             MONEY       U.S. EQUITY    PARTICIPANT
                          MARKET FUND    INDEX FUND        LOANS         TOTAL
                          ___________    ___________    ___________   ___________
Investment income:
  Interest and dividends  $   284,770     $   22,532     $  164,622    $2,658,212
  Realized/unrealized
   loss                            -         (19,448)            -     (4,230,316)
                          ___________    ___________    ___________   ___________
    Total investment
     income (loss)            284,770          3,084        164,622    (1,572,104)

Contributions:
  Basic                     1,064,080        169,751             -     10,164,142
  Rollover                    105,180         59,664             -      1,356,883
  Match                       695,091         72,703             -      5,037,020
                          ___________    ___________    ___________   ___________
    Total contributions     1,864,351        302,118             -     16,558,045

Distributions                (265,257)       (15,510)       (37,377)   (2,997,616)
Administrative fees            (2,369)          (125)            -         (4,671)
Transfers between funds      (424,179)       (89,826)        48,567            -
                          ___________    ___________    ___________   ___________
Net change during the year  1,457,316        199,741        175,812    11,983,654

Net assets available
  for benefits:
    Beginning of year       6,714,371        639,450      1,932,356    63,945,448
                          ___________    ___________    ___________   ___________
    End of year           $ 8,171,687    $   839,191    $ 2,108,168   $75,929,102
                          ===========    ===========    ===========   ===========



                                     See accompanying notes.

                     Genentech, Inc. Tax Reduction Investment Plan
                           Notes to Financial Statements


(1)   Description of the Plan:

  The following description of the Genentech, Inc. Tax Reduction Investment Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. See footnote (6) for a summary of Plan amendments subsequent to December 31, 1995.

  The Plan was established, effective January 1, 1985, by Genentech, Inc. ("Company") for the benefit of eligible employees of the Company in order to provide them with a means of supplementing their retirement income on a tax-favored basis, an incentive to continue and increase their efforts to contribute to the success of the Company, and an opportunity to acquire an equity interest in the Company. The Plan accomplishes this through a savings program which is based on systematic salary reductions. The employee's salary is reduced by the amount elected to be saved on a pre-tax basis. The "deferred" part of the employee's salary is then invested in the Plan. An individual employee's account is credited with earnings or losses on a pro rata basis as the actual investment funds report their earnings performance.

  Individuals eligible to participate under the Plan must be employees of the Company or employees of an affiliate of the Company that adopts the Plan with the approval of the Board of Directors. However, the following employees or classes of employees are not eligible to participate: (i) any employee who is classified as temporary by the Company, unless such employee has completed at least 1,000 hours of service in a 12-month period; (ii) any part-time employee normally scheduled to work less than 20 hours per week, unless such employee has completed at least 1,000 hours of service in a 12-month period; (iii) any employee who is a member of a collective bargaining unit and who is covered by a collective bargaining agreement where retirement benefits were the subject of good faith bargaining; (iv) any individual employed by any corporation or other business entity that is merged or liquidated into the Company, unless the Company designates such employees as eligible employees; (v) any employee paid from a non-U.S. payroll; or (vi) any leased employee as defined under the Internal Revenue Code of 1986, as amended ("Code").

  The Board of Directors of the Company has the right under the Plan to alter, amend or terminate the Plan, or any part thereof, in such a manner as it may determine. If the Plan is terminated, the interests of all Plan members remain fully (100%) vested and nonforfeitable. The balances credited to their accounts shall remain with the plan trustee until they become distributable in accordance with the Plan.

  The Company matches a portion of employee contributions, up to a maximum of 4% of a participant's eligible compensation ("Match"). The Match is effective December 31st of each year ("Effective Date") and contributions under the Match are fully vested at that time. The Match is funded in the first quarter of the subsequent year. In the first quarter of 1996 and 1995, the Company contributed approximately $5.6 million and $5.0 million, respectively, to the Plan in accordance with the terms of the Match.

  The plan trustee is Fidelity Management Trust Company ("Plan Trustee"). All amounts contributed to the Plan are deposited in a trust account with the Plan Trustee. The Plan Trustee's fees and expenses are paid by the Company and are not charged to the Plan. Accounts of terminated employees are charged an annual fee of $50.00 by the Company. The Plan Trustee has blanket bond insurance covering the full market value of the securities and investments of which it has custody.

                  Genentech, Inc. Tax Reduction Investment Plan
                          Notes to Financial Statements

  In 1995 and 1994, each participant in the Plan could elect to defer up to the lower of $9,240 or 15% of his or her eligible compensation, except that highly compensated employees were limited to the lower of $9,240 or 9% of eligible compensation in both years in accordance with the Code. For the plan years 1995 and 1994, each participant directs the investment of his or her contributions in any of the following twelve investment funds of the Plan (or any combination thereof):

Genentech Stock Fund

  This fund invests primarily in the callable putable common stock of the Company, which is purchased at full market price. The callable putable common stock of the Company does not currently pay dividends; therefore the return on this fund is dependent solely on the performance of the stock.

Fidelity Magellan Fund

  The Fidelity Magellan Fund is a mutual fund managed by Fidelity Management and Research Company ("FMR"). The fund invests primarily in the stocks of domestic and foreign growth companies.

Fidelity Growth Company Fund

   The Fidelity Growth Company Fund is a mutual fund managed by FMR. It invests primarily in common stock and securities convertible into common stock of companies which it believes have above-average growth characteristics.

Fidelity Growth & Income Fund

  The Fidelity Growth & Income Fund is a mutual fund managed by FMR, which invests primarily in securities of companies that offer growth of earnings potential while paying current dividends.

Fidelity Intermediate Bond Fund

  The Fidelity Intermediate Bond Fund is a mutual fund managed by FMR. The fund invests in high and upper-medium grade corporate debt obligations with intermediate maturities, as well as obligations of the U.S. government and its agencies and U.S. banks.

Fidelity Overseas Fund

  The Fidelity Overseas Fund is a mutual fund managed by FMR. The fund invests in foreign securities including common stock, securities convertible to common stock and debt instruments of foreign businesses and governments.

Fidelity Balanced Fund

  The Fidelity Balanced Fund is a mutual fund managed by FMR that invests in high-quality bonds and high-yielding stocks. It is a growth and income fund that seeks a high level of income while preserving capital.

Fidelity Asset Manager Fund

  The Fidelity Asset Manager Fund is a mutual fund managed by FMR. The Asset Manager Fund allocates its assets among domestic and foreign equities, bonds and short-term instruments, attempting to achieve a high total return with reduced risk over the long-term.

                  Genentech, Inc. Tax Reduction Investment Plan
                          Notes to Financial Statements

Fidelity Asset Manager: Growth Fund

  The Fidelity Asset Manager: Growth mutual fund, managed by FMR, invests in domestic and foreign stocks, bonds and short-term instruments, and seeks to maximize its total long-term return.

Fidelity Asset Manager: Income Fund

  The Fidelity Asset Manager: Income Fund is a mutual fund managed by FMR which invests in income-producing domestic and foreign stocks, bonds and short-term instruments, with the goal of achieving a high level of current income.

Fidelity Retirement Money Market Fund

  The Fidelity Retirement Money Market Fund is a mutual fund managed by FMR. It invests in high-quality United States dollar-denominated money market instruments of U.S. and foreign issuers, including short-term corporate obligations, U.S. government obligations and certificates of deposit.

Fidelity U.S. Equity Index Fund

  The Fidelity U.S. Equity Index Fund, a mutual fund managed by FMR, invests mostly in the common stocks of the 500 companies that make up the Standard & Poor's 500 Index.


Participant Loans

  Loans are made only to Plan participants, at fixed interest rates 2% above the then current bank prime interest rate, subject to certain restrictions, principally related to a participant's account balance, permissible loan amount, and repayment through payroll withholding. Loans are repaid through monthly payroll deductions over three or five years.

Conditions of Withdrawal

  Distributions under the Plan will be made upon a participant's death, disability, retirement or other termination of employment with the Company, attainment of age 70-1/2, or authorized exercise of his or her withdrawal rights under the Plan (subject in all cases to regulation under the Code requiring the participant's consent to distribution unless he or she has attained age 62 or the balance credited to his or her account under the Plan does not exceed $3,500). Distributions are made upon receipt by the Plan administrator of the participant's or beneficiary's election directing the method of distribution.

  Prior to termination of employment with the Company, the Plan administrator may grant a participant's request for a withdrawal if either (i) the Plan administrator makes a determination that such withdrawal is necessary in light of the immediate and heavy financial needs of the participant and is in accordance with the requirements of the Code and regulations promulgated thereunder; or (ii) the participant is over age 59-1/2 at the time of withdrawal.

(2)   Summary of Significant Accounting Policies:

Investment Valuation

  Investments are stated at market value at year end. Market values are determined as follows: The Genentech Stock Fund, Fidelity Magellan Fund, Fidelity Growth Company Fund, Fidelity Growth & Income Fund, Fidelity Intermediate Bond Fund, Fidelity Overseas Fund, Fidelity Balanced Fund, Fidelity Asset Manager Fund, Fidelity Asset Manager: Growth Fund, Fidelity Asset Manager: Income Fund, and Fidelity U.S. Equity Index Fund securities are

                  Genentech, Inc. Tax Reduction Investment Plan
                          Notes to Financial Statements

valued at the last reported sales price on the last business day of the year, which represent the net asset values of shares held by the Plan at year end; the Fidelity Retirement Money Market Fund portfolio instruments are valued on the basis of historical cost which approximates fair value; and the Participant Loans are valued on the basis of cost, which approximates fair value.

Contributions

  Basic contributions are accrued and vested when deducted from employee pay; the Match is accrued and vested on the Effective Date; and qualified rollover contributions are vested when received by the Plan Trustee. Contributions are invested pursuant to participants' directions to the Plan Trustee after receipt of contributions by the Plan Trustee. Participants may change the amount of contributions (as a percentage reduction of pre-tax eligible
compensation) on a quarterly basis.   Transfers between funds and changes in
investment allocations can be made up to ten times per year on a daily basis effective upon request by the participant to Plan Trustee, except that transfers in and out of the Genentech Stock Fund are effected on a monthly cycle.

Distributions

Distributions are recorded when paid.

Other

  All security transactions are recorded on the trade date. Gains and losses on the disposals of investments are determined based on the average cost of all securities. Dividend income is recorded on the effective date of a declared dividend. Income from other investments is recorded as earned on an accrual basis. Administrative costs of the Plan incurred by the Company are paid by the Company and are not charged to the Plan, with the exception of a $50.00 annual fee which is charged to the accounts of terminated employees who remain Plan participants.

(3)   Income Tax Status:

The Internal Revenue Service ruled on April 29, 1988 that the December 21, 1984 Plan, as amended, qualified in form under Section 401(a) of the Code and the underlying trust is, therefore, exempt from federal income taxes under
Section 501(a) of the Code. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was subsequently audited and accepted by the Internal Revenue Service with no change through December 31, 1990.

In December, 1990, an amended and restated Plan, effective as of January 1, 1991, was adopted by the Board of Directors of the Company. Effective as of June 30, 1991 and October 7, 1993, the first and second amendments, respectively, to the amended and restated Plan were adopted. In January 1994, the second restatement of the Plan was adopted effective January 1, 1994. On September 25, 1995, the Internal Revenue Service issued a favorable determination letter, ruling that the current restated Plan and related trust meet the requirements of Section 401(a) of the Internal Revenue Code, as amended, and, as such, are exempt from federal income tax.

The Company is not aware of any events which would cause the Plan to become disqualified in operation.

(4)   Related Party Transactions:

Certain of the investment funds are managed by FMR, an affiliate of the Plan Trustee. Because of this relationship, transactions involving these funds qualify as party-in-interest transactions.

                         Genentech, Inc. Tax Reduction Investment Plan
                                Notes to Financial Statements


(5)  Assets held for investment at December 31, 1995 were as follows:

                                              Number of
         Name of Issuer                        Shares or                         Fair
         and Title of Principal                 Amount            Cost           Value
__________________________________________    ___________     ____________    ___________
GENENTECH STOCK FUND

  Genentech, Inc. -
    Callable Putable Common Stock.........       172,708       $ 6,577,632     $ 9,153,498

FIDELITY MAGELLAN FUND

  Fidelity Magellan Fund..................       350,709        25,097,253      30,153,976

FIDELITY GROWTH COMPANY FUND

  Fidelity Growth Company Fund ...........       311,138         9,642,678      11,291,205

FIDELITY GROWTH & INCOME FUND

  Fidelity Growth & Income Fund ..........       669,364        14,823,959      18,106,286

FIDELITY INTERMEDIATE BOND FUND

  Fidelity Intermediate Bond Fund.........       233,280         2,409,803       2,428,446

FIDELITY OVERSEAS FUND

  Fidelity Overseas Fund .................       111,394         3,029,842       3,238,236

FIDELITY BALANCED FUND

  Fidelity Balanced Fund .................       986,694        12,505,533      13,340,101

FIDELITY ASSET MANAGER FUND

  Fidelity Asset Manager Fund ............        45,425           658,356         719,994

FIDELITY ASSET MANAGER: GROWTH FUND

  Fidelity Asset Manager: Growth Fund ....        37,978           518,314         576,120

FIDELITY ASSET MANAGER: INCOME FUND

  Fidelity Asset Manager:  Income Fund ...        16,712           184,620         193,856

FIDELITY RETIREMENT MONEY MARKET FUND

  Retirement Money Market Fund............     9,077,890         9,077,890       9,077,890

FIDELITY U.S. EQUITY INDEX FUND

  Fidelity U.S. Equity Index Fund ........       117,546         2,217,233       2,653,009

PARTICIPANT LOANS

  Loans receivable from participants .....    $2,439,890         2,439,890       2,439,890
                                                               ___________    ____________

TOTAL INVESTMENTS ........................                     $89,183,003    $103,372,507
                                                               ===========    ============

(6)  Subsequent Event:


On May 8, 1996, the Plan was restated. The most significant amendments to the Plan are summarized here. Many of the administrative functions related to the Plan, including loan processing, changing deferral percentages, stopping or starting salary deferrals, and processing distributions are now performed by the Trustee rather than the Company. The term of a loan from a participant's account may now extend up to 15 years if the loan proceeds are used to purchase a principal residence. There is no longer a limit on the number of times employees may change their salary deferral percentage. The Genentech Stock Fund now invests a small percentage of the fund (approximately 2%, although the percentage may vary over time) in a short-term money market investment fund to provide liquidity for the timely settlement of trades. Participants may now transfer in or out of the Genentech Stock Fund as frequently, and on the same basis, as they can transfer in and out of the other funds of the Plan.

                Report of Ernst & Young LLP, Independent Auditors



To the Participants and Plan Administration Committee of the
Genentech, Inc. Tax Reduction Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Genentech, Inc. Tax Reduction Investment Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Genentech, Inc. Tax Reduction Investment Plan at December 31, 1995 and 1994, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1995 and of reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





                                                             ERNST & YOUNG LLP

San Jose, California
June 5, 1996

                                         Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.




                        Genentech, Inc. Tax Reduction Investment Plan
                           by Genentech, Inc., Plan Administrator




    By:   /S/MARTY GLICK                           Date:  June 27, 1996
          ___________________________________

          Marty Glick
          Vice President and Treasurer
          and Plan Administration Committee
          Member for Genentech, Inc.
          Tax Reduction Investment Plan



    By:   /S/LOUIS J. LAVIGNE, JR.                 Date:  June 27, 1996
          ___________________________________

          Louis J. Lavigne, Jr.
          Senior Vice President and
          Chief Financial Officer
          and Plan Administration Committee
          Member for Genentech, Inc.
          Tax Reduction Investment Plan

                      Index of Supplemental Schedules Filed with Form 11-K
                             For the Year Ended December 31, 1995
                                                                             Sequential
 Schedule                          Description                              Page Numbers
 ________               ___________________________________                 ____________
    I                   Assets Held for Investment Purposes                       18

    II                  Schedule of Reportable Transactions                       19


                                                                              SCHEDULE I
                          Genentech, Inc. Tax Reduction Investment Plan
                                            Item 27a
                         Schedule of Assets Held For Investment Purposes
                                       December 31, 1995

                                               Description                        Current
  Identity of Issue                            of Investment        Cost          Value
________________________________________    _________________    ____________    ___________
* GENENTECH STOCK FUND

  Genentech, Inc. -                            Common stock -
   Callable Putable Common Stock .......       172,708 shares     $ 6,577,632    $ 9,153,498

* FIDELITY MAGELLAN FUND
                                                Mutual fund -
  Fidelity Magellan Fund ...............       350,709 shares      25,097,253     30,153,976

* FIDELITY GROWTH COMPANY FUND
                                                Mutual fund -
  Fidelity Growth Company Fund .........       311,138 shares       9,642,678     11,291,205

* FIDELITY GROWTH & INCOME FUND
                                                Mutual fund -
  Fidelity Growth & Income Portfolio ...       669,364 shares      14,823,959     18,106,286

* FIDELITY INTERMEDIATE BOND FUND
                                                Mutual fund -
  Fidelity Intermediate Bond Fund ......       233,280 shares       2,409,803      2,428,446

* FIDELITY OVERSEAS FUND
                                                Mutual fund -
  Fidelity Overseas Fund ...............       111,394 shares       3,029,842      3,238,236

* FIDELITY BALANCED FUND
                                                Mutual fund -
  Fidelity Balanced Fund ...............       986,694 shares      12,505,533     13,340,101

* FIDELITY ASSET MANAGER FUND
                                                Mutual fund -
  Fidelity Asset Manager Fund ..........        45,425 shares         658,356        719,994

*  FIDELITY ASSET MANAGER: GROWTH FUND
                                                Mutual fund -
  Fidelity Asset Manager: Growth Fund ..        37,978 shares         518,314        576,120

*  FIDELITY ASSET MANAGER: INCOME FUND
                                                Mutual fund -
  Fidelity Asset Manager: Income Fund ..        16,712 shares         184,620        193,856

* FIDELITY RETIREMENT MONEY MARKET FUND
                                                Mutual fund -
  Retirement Money Market Fund .........     9,077,890 shares       9,077,890      9,077,890

* FIDELITY U.S. EQUITY INDEX FUND
                                                Mutual fund -
  Fidelity U.S. Equity Index Portfolio .       117,546 shares       2,217,233      2,653,009

* PARTICIPANT LOANS

  Loans receivable from participants ...             (1)            2,439,890      2,439,890
                                                                  ___________    ____________

TOTAL INVESTMENTS ......................                          $89,183,003    $103,372,507
                                                                  ===========    ============

  (1)  Maturing at various dates through 2000 at interest rates ranging from 7.25% to 12.0%.
   *   Party-in-interest.

                                           Page 18

                                                                                SCHEDULE II
                         Genentech, Inc. Tax Reduction Investment Plan
                                           Item 27d
                             Schedule of Reportable Transactions
                             For the Year ended December 31, 1995

                          Purchases                             Sales
                _________________________  _________________________________________________
                Number of         Dollar   Number of      Purchase     Selling     Realized
Description     Transactions      Value    Transactions     Price       Price      Gain/Loss
  of Asset
____________________________   __________  ____________  __________   __________   _________
Genentech Stock        95      $2,783,639       55       $3,291,872   $4,059,871   $767,999

Fidelity
  Magellan Fund       194       9,993,394      132        3,484,039    4,221,432    737,393

Fidelity Growth
  Company Fund        184       5,688,058      102          942,371    1,095,515    153,144

Fidelity Growth
  & Income Fund       187       6,902,144      116        1,879,111    2,104,784    225,673

Fidelity
  Balanced Fund       167       3,349,575      133        3,974,829    4,088,122    113,293

Fidelity Retirement
  Money Market Fund   163       4,992,588      142        3,391,294    3,391,294         -

Reportable transactions include any series of transactions that in the aggregate exceed five percent of the fair market value of Plan assets at the beginning of the year.  The transactions can occur on a daily basis.  These transactions represent Category (iii) reportable transactions in accordance with Department of Labor regulations.  There were no other reportable transactions during 1995.



























                                            Page 19



                         Genentech, Inc. Tax Reduction Investment Plan
                            Index of Exhibits Filed with Form 11-K
                             For the Year Ended December 31, 1995


                                                                               Sequential
 Exhibit Number            Description                                       Page Numbers
________________     ______________________________________________          ____________
      23             Consent of Ernst & Young LLP, Independent Auditors,
                      filed with this document                                     21
























































                                            Page 20